Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168905

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 5 DATED DECEMBER 7, 2012

TO THE PROSPECTUS DATED JUNE 1, 2012

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated June 1, 2012 and Supplement No. 4 thereto dated November 15, 2012. Supplement No. 4 amended and superseded all prior supplements. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose an update on the status of our follow-on public offering.

Status of Our Offering

We commenced our initial public offering of shares of our common stock on March 17, 2008. On September 16, 2011, we terminated our initial public offering, having sold approximately 29 million shares and received aggregate gross offering proceeds of approximately $289 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on September 22, 2011. As of December 3, 2012, we have received aggregate gross offering proceeds of approximately $131 million from the sale of approximately 13.1 million shares in our Follow-on Offering, and aggregate gross offering proceeds from our initial public offering and our Follow-on Offering of approximately $420 million from the sale of approximately 42.1 million shares. As of December 3, 2012, approximately $964 million in shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan.

Our board of directors has approved closing the primary portion of our Follow-on Offering within approximately ten months. We expect that the closing of this offering will occur on or around September 22, 2013, although the board of directors has reserved its right to close the offering prior to that date if the board deems it appropriate. In making the decision to end our Follow-on Offering within the original two-year offering period and not commence an additional follow-on offering, our board of directors considered a number of factors related to the capital needs and sources necessary to position us for the next phase in our life cycle. These factors include the strength and size of our existing self storage portfolio, current conditions in the self storage market, our improving operating performance and positive lease-up trends, the amount of cash we expect to have available for additional investments and possible leverage reduction, as well as our access to favorable debt capital.

We currently plan to continue to offer shares under our distribution reinvestment plan beyond the above date; however, we may terminate the distribution reinvestment plan offering at any time.

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